                                                                  EXHIBIT 46




                            [On Pennzoil Letterhead]


                                                               August 14, 1997


Mr. Jack L. Messman
Chairman and Chief Executive Officer
Union Pacific Resources Corporation
801 Cherry Street
Fort Worth, Texas 76102-6803

Dear Jack:

         Your recent correspondence that purports to summarize the views of Wall Street analysts with regard to your proposal to acquire Pennzoil is incomplete, misleading and, most importantly, pointless. Based upon your letter, it appears that I need to reiterate points that I have made in previous correspondence to you and that our Board has made in the Company's filings with the SEC.

         The Pennzoil Board of Directors has rejected your proposal, including the first step tender offer, as inadequate and not in the best interests of the Pennzoil stockholders. We firmly believe that our strategic plan can deliver greater long-term value to our stockholders than the UPR proposal -- it's as simple as that.

         As I said to you in my letter of August 1, we fully intend to pursue our strategic plan and will take all necessary steps to assure that our stockholders are the ones who receive the benefits of that strategic plan.

                                              Sincerely,


                                              /s/ Jim

JLP:mrm